SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. )*

Patient Safety Technologies, Inc.

(Name of Issuer)

Common Stock, $0.33 par value

(Title of Class of Securities)

70322H10 6

(CUSIP Number)

Cardinal Health, Inc.

7000 Cardinal Place

Dublin, Ohio 43017

Tel. No.: (614) 757-5000

Attention: Stephen T. Falk

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 19, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70322H10 6
1)	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cardinal Health, Inc. 31-0958666
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions) OO

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒

6)	CITIZENSHIP OR PLACE OF ORGANIZATION OHIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 1,875,000 (1)

	8)	SHARED VOTING POWER 0

	9)	SOLE DISPOSITIVE POWER 1,875,000 (1)

	10)	SHARED DISPOSITIVE POWER 0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,875,000 (1)
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%

14)	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represents Common Stock the Reporting Person may be deemed to beneficially own as a result of its acquisition of warrants to purchase Common Stock exercisable within 60 days as further described below.

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.33 par value (“Common Stock”), of Patient Safety Technologies, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 43460 Ridge Park Drive, Suite 140, Temecula, California 92590.

Item 2. Identity and Background

This Schedule 13D is filed by Cardinal Health, Inc., an Ohio corporation (the “Reporting Person”). The Reporting Person’s principal executive offices are located at 7000 Cardinal Place, Dublin, Ohio 43017. The Reporting Person is a leading provider of products and services that improve the cost-effectiveness of healthcare.

The name, business address, and present principal occupation of each director and executive officer of the Reporting Person are set forth in Annex A to this Schedule 13D, which is incorporated herein by reference. Each director and executive officer of the Reporting Person is a citizen of the United States.

During the last five years, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Other than the settlement of the SEC investigation described in the paragraph below, during the last five years, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of its directors or executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

On July 26, 2007, the Reporting Person announced a settlement with the Securities and Exchange Commission (the “SEC”) that concluded an SEC investigation relating principally to the Reporting Person’s financial reporting and disclosures. As part of the settlement, the Reporting Person, without admitting or denying any wrongdoing, consented to the entry of a judgment in the United States District Court for the Southern District of New York. The judgment, which was entered by the court on August 2, 2007, among other things, enjoined the Reporting Person from future violations of the federal securities laws and required the Reporting Person to pay a civil penalty of $35 million and retain an independent consultant to review certain company policies and procedures.

Item 3. Source and Amount of Funds or Other Consideration

On November 19, 2009, the Reporting Person acquired a warrant to purchase 1,250,000 shares of the Issuer’s Common Stock at an exercise price of $2.00 per share and a warrant to purchase 625,000 shares of the Issuer’s Common Stock at an exercise price of $4.00 per share (collectively, the “Warrants”) pursuant to a Warrant Purchase Agreement, dated November 19, 2009 (the “Warrant Purchase Agreement”), between the Issuer and the Reporting Person. No money was paid for the Warrants, which were acquired in connection with the execution of a Supply and Distribution Agreement, effective November 19, 2009, between the Issuer and the Reporting Person.

Item 4. Purpose of the Transaction

The purpose of the acquisition of the Warrants by the Reporting Person is for investment purposes. The Warrants were not acquired for the purpose of acquiring control of the Issuer. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire Common Stock upon exercise of the Warrants, in whole or in part, acquire Common Stock in another manner or dispose of the Warrants or any or all shares of Common Stock that it may acquire. At the date of this Schedule 13D, except as set forth in this Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer

(a) As of November 19, 2009, as a result of its acquisition of the Warrants, the Reporting Person may be deemed to beneficially own 1,875,000 shares of Common Stock, which shares represent 7.4% of the Issuer’s outstanding shares of Common Stock. The percentage of beneficial ownership of the Reporting Person, as reported in this Schedule 13D, was calculated by dividing (i) the number of shares of Common Stock beneficially owned by the Reporting Person as of November 19, 2009 as set forth in this Schedule 13D, by (ii) 23,456,188 shares of Common Stock outstanding as of November 16, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 18, 2009, plus 1,875,000 shares of Common Stock issuable upon exercise of the Warrants.

As of the date hereof, to the best of the Reporting Person’s knowledge, no director or executive officer of the Reporting Person beneficially owns any shares of Common Stock.

(b) If the Warrants are exercised in full, the Reporting Person will have sole power to vote and to dispose of 1,875,000 shares of Common Stock.

(c) Neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any director or executive officer of the Reporting Person has effected any transactions in the Common Stock during the past 60 days.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the Warrants, the Warrant Purchase Agreement, and a Registration Rights Agreement, dated November 19, 2009 (the “Registration Rights Agreement”), between the Issuer and the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the Issuer’s securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profit or loss, or the giving or withholding of proxies.

The information set forth in Items 3, 4 and 5 is incorporated by reference in this Item 6.

The Registration Rights Agreement provides the Reporting Person certain registration rights with respect to shares of Common Stock issued upon exercise of the Warrants.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Form of Warrant to Purchase Common Stock, dated November 19, 2009, between the Issuer and the Reporting Person

Exhibit 2	Warrant Purchase Agreement, dated November 19, 2009, between the Issuer and the Reporting Person

Exhibit 3	Registration Rights Agreement, dated November 19, 2009, between the Issuer and the Reporting Person

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 30, 2009
Date

CARDINAL HEALTH, INC.

By:	/s/ Stephen T. Falk
Name:	Stephen T. Falk
Title:	Executive Vice President, General
Counsel and Secretary

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF CARDINAL HEALTH, INC.

Set forth below are the name and present principal occupation of each director and executive officer of the Reporting Person as of November 30, 2009. The business address of each such director and executive officer is c/o Cardinal Health, Inc., 7000 Cardinal Place, Dublin, Ohio 43017.

Directors

Colleen F. Arnold — General Manager of GBS Strategy, Global Consulting Services and SOA Solutions, Global Industries and Global Application Services of International Business Machines Corporation, a globally integrated innovation company that provides systems and financing, software and services to enterprises and institutions worldwide

George S. Barrett — Chairman and Chief Executive Officer of the Reporting Person

Glenn A. Britt — Chairman, President and Chief Executive Officer of Time Warner Cable Inc., a cable operator

Calvin Darden — Retired Senior Vice President of U.S. Operations of United Parcel Service, Inc., a package delivery company and provider of specialized transportation and logistics services

Bruce L. Downey — Partner of NewSpring Health Capital II, L.P., a venture capital firm

John F. Finn — President and Chief Executive Officer of Gardner, Inc., a supply chain management company serving industrial and consumer markets

Gregory B. Kenny — President and Chief Executive Officer of General Cable Corporation, a manufacturer of aluminum, copper and fiber-optic wire and cable products

Richard C. Notebaert — Retired Chairman and Chief Executive Officer of Qwest Communications International Inc., a telecommunications systems company

David W. Raisbeck — Retired Vice Chairman of Cargill, Incorporated, a marketer, processor and distributor of agricultural, food, financial and industrial products and services

Jean G. Spaulding, M.D. — Private medical practice in psychiatry; Consultant, Duke University Health System, a non-profit academic health care system; and Associate Clinical Professorships at Duke University Medical Center, a non-profit academic hospital

Executive Officers

George S. Barrett — Chairman and Chief Executive Officer

Jeffrey W. Henderson — Chief Financial Officer

Michael C. Kaufmann — Chief Executive Officer, Pharmaceutical Segment

Michael A. Lynch — Chief Executive Officer, Medical Segment

Craig S. Morford — Chief Legal and Compliance Officer

Carole S. Watkins — Chief Human Resources Officer

Stephen T. Falk — Executive Vice President, General Counsel and Corporate Secretary

Mark R. Blake — Executive Vice President, Strategy and Corporate Development

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